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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Name of Issuer:  INAMED Corporation

Title of Class of Securities:  Common Stock, no par value.

CUSIP Number:  453235103

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                        Larry N. Feinberg
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                        November 22, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:    453235103

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Larry N. Feinberg

2.  Check the appropriate box if a member of a group

    a.
    b.

3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.

Number Of Shares Beneficially Owned By Each Reporting Person With

7.  Sole Voting Power

         395,936 shares (including 43,865 shares of common stock that may be acquired upon the exercise of Warrants)

8.  Shared Voting Power

         485,546 shares (including 45,905 shares of common stock that may be acquired upon the exercise of Warrants)

9.  Sole Dispositive Power

         395,936 shares (including 43,865 shares of common stock that may be acquired upon the exercise of Warrants)







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10. Shared Dispositive Power

         485,546 shares (including 45,905 shares of common stock that may be acquired upon the exercise of Warrants)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         881,482 shares (including 89,770 shares of common stock that may be acquired upon the exercise of Warrants)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         4.3%

14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



























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CUSIP No.:    453235103

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Oracle Partners, L.P.

2.  Check the appropriate box if a member of a group

    a.
    b.

3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.

Number Of Shares Beneficially Owned By Each Reporting Person With

7.  Sole Voting Power


8.  Shared Voting Power

         485,546 shares (including 45,905 shares of common stock that may be acquired upon the exercise of Warrants)

9.  Sole Dispositive Power


10. Shared Dispositive Power

         485,546 shares (including 45,905 shares of common stock that may be acquired upon the exercise of Warrants)






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         485,546 shares (including 45,905 shares of common stock that may be acquired upon the exercise of Warrants)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         2.4%

14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
































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         This Amendment No. 2 to the Schedule 13D is being filed

to report that Larry N. Feinberg and Oracle Partners, L.P.

(together, the "Reporting Persons") are no longer beneficial owners of more than five percent of the common stock, no par value (the "Common Stock") and warrants (the "Warrants") of

INAMED Corporation ("INAMED").

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Larry N. Feinberg is deemed

to beneficially own 791,712 shares of INAMED's Common Stock and

Warrants that are exercisable for 89,770 shares of Common Stock.

The Common Stock and the Warrants are held by (i) Oracle

Partners, L.P. and Oracle Institutional Partners, L.P.,

investment limited partnerships (the "Partnership") of which Mr.

Feinberg is the managing general partner and (ii) managed

accounts (the "Managed Accounts") over which Mr. Feinberg has investment discretion.  The funds for the purchase of the Common

Stock and the Warrants held by the Partnership came from capital contributions of its general and limited partners.  The funds for the purchase of the Common Stock and the Warrants held in the





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Managed Accounts came from each managed account's own funds.

Leverage was not used to purchase the Common Stock or Warrants.

         As of the date hereof, Oracle Partners, L.P. ("Oracle

Partners") beneficially owns 439,641 shares of INAMED's Common

Stock and Warrants that are exercisable for 45,905 shares of

Common Stock.  The funds for the purchase of the Common Stock and the Warrants held by Oracle Partners came from capital

contributions to Oracle Partners by its general and limited

partners.  Oracle Partners did not use leverage to purchase the

Common Stock or Warrants.

Item 4.  PURPOSE OF TRANSACTION

         No change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Feinberg is deemed to be the

beneficial owner of 791,712 shares of Common Stock and Warrants exercisable for 89,770 shares of Common Stock.  Assuming the exercise of the Warrants, Mr. Feinberg would be deemed to be the beneficial owner of 881,482 shares of Common Stock constituting

4.3% of the shares of INAMED Common Stock based upon 20,268,454 shares that would be outstanding upon the exercise of the

Warrants.  This figure is based on information received from

INAMED that, as of November 22, 1999, there were 20,178,684

shares of Common Stock outstanding.  With respect to 485,546 shares of the INAMED Common Stock Mr. Feinberg is deemed to



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beneficially own, Mr. Feinberg and Oracle Partners share the power to vote, direct the vote, dispose of or direct the

disposition of those shares.  Mr. Feinberg  has the sole power to vote, direct the vote, dispose of or direct the disposition of the remainder of shares of INAMED Common Stock of which he is currently deemed to be the beneficial owner.

         As of the date hereof, Oracle Partners is the beneficial

owner of 439,641 shares of Common Stock and Warrants exercisable for 45,905 shares of Common Stock.  Assuming the exercise of the

Warrants, Oracle Partners would be the beneficial owner of

485,546 shares of Common Stock constituting 2.4% of the shares of

INAMED Common Stock based upon 20,224,589 shares that would be outstanding upon the exercise of the Warrants.  This figure is based on information received from INAMED that, as of

November 22, 1999, there were 20,178,684 shares of Common Stock outstanding.  Oracle Partners and Mr. Feinberg share the power to vote, direct the vote, dispose of or direct the disposition of the shares of INAMED Common Stock of which they both are

currently deemed to be the beneficial owners.

         As of November 22, 1999 the Reporting Persons ceased to

be the beneficial owners of more than five percent of the Common

Stock of INAMED.







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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         The Reporting Persons do not have any contract,

arrangement, understanding or relationship with any person with respect to the Common Stock of INAMED.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         1.   An agreement relating to the filing of a joint

statement as required by Rule 13d-1(k)(1) under the Securities

Exchange Act of 1934 is filed herewith as Exhibit A.

         2.   A description of the transactions in the Shares

that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit B.

         Signature

         The undersigned, after reasonable inquiry and to the

best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


December 7, 1999

                             /s/ Larry N. Feinberg
                             ________________________________
                             Larry N. Feinberg


                             Oracle Partners, L.P.

                             /s/ Larry N. Feinberg
                             ________________________________
                             By: Larry N. Feinberg,
                                  General Partner




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                                                     Exhibit A

                            AGREEMENT

         The undersigned agree that this Schedule 13D dated

December 7, 1999 relating to the Common Stock of INAMED

Corporation shall be filed on behalf of the undersigned.



                             /s/ Larry N. Feinberg
                             ________________________________
                             Larry N. Feinberg


                             Oracle Partners, L.P.

                             /s/ Larry N. Feinberg
                             ________________________________
                             By: Larry N. Feinberg,
                                  General Partner



























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                                                     Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                             Price Per Share
Date          Shares Purchased or (Sold) (excluding commission)
____          _________________________  _____________________

9/30/99                 3,100                   $28.9070
9/30/99                12,000                    28.9776
9/30/99                 2,000                    29.5000
10/25/99                2,000                    26.0000
10/29/99               18,500                    26.6943
11/8/99               (18,500)                   27.9645
11/16/99                5,000                    29.1250
11/17/99                8,000                    31.3281
11/17/99                2,000                    32.2500
11/18/99             (500,000)                   27.1000






























00751001.BD3